SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Broadway Financial Corporation

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

111444-10-5

(CUSIP Number)

Steven A. Sugarman

16845 Von Karman Avenue

Suite #200

Irvine, CA 92606

Copies to:

Gary J. Simon

Hughes Hubbard & Reed, LLP

One Battery Park Plaza

New York, New York 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 111444-10-5	13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS Steven A. Sugarman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

As of the date hereof, Mr. Sugarman directly owns no shares of common stock, par value $0.01 per share (“Shares”), of the Registrant. However, as a result of wholly-owning Sugarman Enterprises, Inc. (“Enterprises”), which controls TCC Manager, LLC (“Manager”), which controls The Capital Corps, LLC (“Capital”), which wholly owns Commerce Home Mortgage (“Commerce”), Mr. Sugarman may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 (“Rule 13d-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Mr. Sugarman has an indirect interest in a portion of the same 1,846,154 Shares already reported above by virtue of an indirect ownership in Capital. Pursuant to Rule 13d-4 (“Rule 13d-4”) under the Exchange Act, Mr. Sugarman disclaims all such beneficial ownership except to the extent of his pecuniary interest therein.

[2]

Calculation of percentage based on 19,111,422 shares of the Registrant’s voting common stock issued and outstanding as of November 4, 2019, as stated in the Registrant’s Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on November 13, 2019 (the “Form 10-Q”), which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Mr. Sugarman.

CUSIP No. 111444-10-5	13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS Sugarman Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%[4]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[3]

As of the date hereof, Enterprises directly owns no Shares. However, as a result of being in control of Manager, which controls Capital, which wholly owns Commerce, Enterprises may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Enterprises disclaims all such beneficial ownership except to the extent of its pecuniary interest therein.

[4]

Percentage based on 19,111,422 shares of the Registrant’s voting common stock issued and outstanding as of November 4, 2019, as stated in the Form 10-Q, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 4 of 6

1	NAMES OF REPORTING PERSONS TCC Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%[6]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[5]

As of the date hereof, Manager directly owns no Shares. However, as a result of being in control of Capital, which wholly owns Commerce, Manager may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Manager disclaims all such beneficial ownership. Pursuant to the internal structures of the Reporting Persons, Manager retains express, full and exclusive control over the voting and disposition of the shares owned by Commerce, which control is exercised by and thus shared with Mr. Sugarman and Enterprises.

[6]

Percentage based on 19,111,422 shares of the Registrant’s voting common stock issued and outstanding as of November 4, 2019, as stated in the Form 10-Q, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Manager.

CUSIP No. 111444-10-5	13D	Page 5 of 6

1	NAMES OF REPORTING PERSONS The Capital Corps, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,846,154[7]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,846,154[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%[8]
14	TYPE OF REPORTING PERSON (See Instructions) HC

[7]

As of the date hereof, Capital directly owns no Shares. However, as a result of being the wholly-owning direct parent of Commerce, Capital may be deemed to have shared voting power over and thus beneficial ownership of the 1,846,154 Shares owned by Commerce pursuant to Rule 13d-3 under the Exchange Act. Pursuant to Rule 13d-4 under the Exchange Act, Capital disclaims all such beneficial ownership.

[8]

Percentage based on 19,111,422 shares of the Registrant’s voting common stock issued and outstanding as of November 4, 2019, as stated in the Form 10-Q, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Capital.

CUSIP No. 111444-10-5	13D	Page 6 of 6

1	NAMES OF REPORTING PERSONS Commerce Home Mortgage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,846,154
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,846,154
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,154 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.66%[9]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[9]

Percentage based on 19,111,422 shares of the Registrant’s voting common stock issued and outstanding as of November 4, 2019, as stated in the Form 10-Q, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding, none of which is owned by Commerce.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Broadway Financial Corporation (the “Registrant”). The address of the principal executive offices of the Registrant is 5055 Wilshire Boulevard, Suite #500, Los Angeles, CA 90036.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Steven A. Sugarman (“Mr. Sugarman”), an individual, Sugarman Enterprises, Inc., a California corporation (“Enterprises”), TCC Manager, LLC, a California limited liability company (“Manager”), The Capital Corps, LLC, a Delaware limited liability company and wholly-owned subsidiary of Manager (“Capital”) and Commerce Home Mortgage, LLC, a California limited liability company and wholly-owned subsidiary of Capital Corps (“Commerce”) (Commerce, together with Mr. Sugarman, Enterprises, Manager and Capital, “Reporting Persons”).

(b)	The principal business address of each of Mr. Sugarman, Enterprises, Manager, Capital and Commerce is 16845 Von Karman Avenue, Suite #200, Irvine, CA 92606.

(c)

The principal business of Mr. Sugarman is as the Principal of Capital. The principal business of Enterprises is ownership of Manager. The principal business of Manager is to act as the managing member of Capital. The principal business of Capital is to provide access to prime capital for non-traditional borrowers, as well as owning Commerce. The principal business of Commerce is as a mortgage banking company that is certified by the United States Department of the Treasury as a Community Development Financial Institution.

(d)

and (e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any person listed on Schedule A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sugarman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Commerce expended an aggregate of approximately $2.4 million of its own investment capital, which was contributed to it by its parent, Capital, to acquire the 1,846,154 Shares held by it.

The Reporting Persons may effect purchases of Shares through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Registrant through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Registrant on a continuing basis. Depending on various factors including, without limitation, the Registrant’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Registrant as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Registrant, engaging in discussions with stockholders of the Registrant or other third parties about the Registrant and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Registrant or its business, making recommendations or proposals to the Registrant concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Registrant or its business, or suggestions for improving the Registrant’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in this Item 4.

Also, on February 10, 2020, Capital issued an open letter to the board of directors of the Registrant, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)

and (b) The aggregate percentage of Shares reported owned by each person named herein is based upon 19,111,422 shares of the Registrant’s voting common stock issued and outstanding as of November 4, 2019, as stated in the Registrant’s Form 10-Q Quarterly Report filed with the SEC on November 13, 2019, which also states that on such date 8,756,396 shares of the Registrant’s non-voting common stock also were outstanding.

A.	Steven A. Sugarman

i.

Mr. Sugarman, as a result of being in control of Enterprises, which controls Manager, which controls Capital, of which Commerce is a wholly-owned subsidiary, may be deemed to be the beneficial owner of the 1,846,154 Shares owned by Commerce. Mr. Sugarman has an indirect interest in a portion of the same 1,846,154 Shares already reported above by virtue of an indirect ownership in Capital. Pursuant to the internal structures of the Reporting Persons, Manager retains express, full and exclusive control over the voting and disposition of the shares owned by Commerce, which control is exercised by and thus shared with Mr. Sugarman and Enterprises.

Percentage: 9.66%

ii.	1. Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 1,846,154

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 1,846,154

iii.	Mr. Sugarman has not entered into any transactions in the Shares during the past sixty days.

B.	Sugarman Enterprises, Inc.

i.

Enterprises, as a result of being the wholly-owning direct parent of Manager, which controls Capital, of which Commerce is a wholly-owned subsidiary, may be deemed to be the beneficial owner of the 1,846,154 Shares owned by Commerce. Pursuant to the internal structures of the Reporting Persons, Manager retains express, full and exclusive control over the voting and disposition of the shares owned by Commerce, which control is exercised by and thus shared with Mr. Sugarman and Enterprises.

Percentage: 9.66%

ii.	1. Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 1,846,154

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 1,846,154

iii.	Enterprises has not entered into any transactions in the Shares during the past sixty days.

C.	TCC Manager, LLC

i.

Manager, as a result of being the wholly-owning direct parent of Capital, of which Commerce is a wholly-owned subsidiary, may be deemed to be the beneficial owner of the 1,846,154 Shares owned by Commerce. Pursuant to the internal structures of the Reporting Persons, Manager retains express, full and exclusive control over the voting and disposition of the shares owned by Commerce, which control is exercised by and thus shared with Mr. Sugarman and Enterprises.

Percentage: 9.66%

ii.	1. Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 1,846,154

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 1,846,154

iii.	Manager has not entered into any transactions in the Shares during the past sixty days.

D.	The Capital Corps, LLC

i.	Capital, as a result of being the wholly-owning direct parent of Commerce, may be deemed to be the beneficial owner of the 1,846,154 Shares owned by Commerce.

Percentage: 9.66%

ii.	1. Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 1,846,154

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 1,846,154

iii.	Capital has not entered into any transactions in the Shares during the past sixty days.

E.	Commerce Home Mortgage, LLC

i.	Commerce is the beneficial owner of the 1,846,154 Shares.

Percentage: 9.66%

ii.	1. Sole power to vote or direct vote: 0

2.   Shared power to vote or direct vote: 1,846,154

3.   Sole power to dispose or direct the disposition: 0

4.   Shared power to dispose or direct the disposition: 1,846,154

iii.	Commerce has not entered into any transactions in the Shares during the past sixty days.

(c)

Except as described in this Schedule 13D, there have been no transactions in the Shares effected by the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any person listed on Schedule A hereto, during the last 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)

To the best of the Reporting Persons’ knowledge, neither any Reporting Person nor any person listed on Schedule A hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 is incorporated herein by reference. To the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person, or any Reporting Person subsidiary or any person listed on Schedule A hereto, and any person with respect to the securities of the Registrant, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Sugarman Enterprises, Inc., TCC Manager, LLC, The Capital Corps, LLC, Commerce Home Mortgage, LLC and Steven A. Sugarman dated February 10, 2020.

99.2	Letter to the Board of Directors of the Registrant dated February 10, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

SUGARMAN ENTERPRISES, INC.

By:	/s/ Steven A. Sugarman
	Name:	Steven A. Sugarman
	Title:	President

TCC MANAGER, LLC

By:	Sugarman Enterprises, Inc., as its Manager

By:	/s/ Steven A. Sugarman
	Name:	Steven A. Sugarman
	Its:	President

THE CAPITAL CORPS, LLC

By:	TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
	Name:	Carlos P. Salas
	Title:	President

COMMERCE HOME MORTGAGE, LLC

By:	The Capital Corps, LLC, as its Manager

By:	TCC Manager, LLC, as its Manager

By:	/s/ Carlos P. Salas
	Name:	Carlos P. Salas
	Title:	President

/s/ Steven A. Sugarman
Steven A. Sugarman

SCHEDULE A

Directors and Officers of Sugarman Enterprises, Inc., TCC Manager, LLC, The Capital Corps, LLC and Commerce Home Mortgage, LLC

Name	Business Address	Present Principal Occupation

Sugarman Enterprises, Inc.
Steven A. Sugarman	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	President and Director

TCC Manager, LLC
Carlos P. Salas	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	President

Thedora Nickel	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Secretary

The Capital Corps, LLC
Antonio Villaraigosa	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Chairman of the Board

Carlos P. Salas	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Director

Mario De Tomasi	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	President and Director

Theodora Nickel	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Secretary and Executive Director

Jeffrey T. Seabold	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Director

Kari Hallowell	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Chief Administrative Officer

Commerce Home Mortgage, LLC
Carlos P. Salas	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Chairman of the Board

Angie Miranda	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Secretary

Theodora Nickel	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Executive Director

Jeffrey T. Seabold	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Director

Mario De Tomasi	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Chief Executive Officer

Ted Ray	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	President

Kari Hallowell	16845 Von Karman Avenue, Suite #200, Irvine, CA 92606	Chief Administrative Officer